# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BEELINE HOLDINGS, INC., CIK 0001534708
CUSIP: 277802500
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 188 VALLEY STREET, SUITE 225, PROVIDENCE, Rhode Island (RI), 02909
Date of event which requires filing of this statement: 06/17/2026
Filed by CIK 0001264473
Persons authorized to receive notices and communications: MICHAEL HARRIS, ESQ., 3001 PGA BLVD, STE 305, PALM BEACH GARDENS,, Florida (FL), 33410, 561-686-3307

## Reporting persons
- Nicholas Reyland Liuzza Jr. (CIK 0001264473): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 8,157,844; shared voting power 0; sole dispositive power 8,157,844; shared dispositive power 0; aggregate amount beneficially owned 8,157,844 (22.8% of the class)
  Comment: 11. Represents outstanding shares of the Issuer's common stock over which the Reporting Person has dispositive and voting control. Gives effect to Warrants which are or may be exercisable within 60 days. See Item 5. Based on 32,060,466 shares of common stock outstanding as of June 15, 2026, and gives effect to shares of common stock underlying Warrants held by the Reporting Person which are or may become exercisable within 60 days. The shares of common stock underlying the Warrants may be adjusted due to price protection adjustment provisions set forth in such securities and based on lower priced sales of common stock or common stock equivalents by the Company or if the Company obtains waivers to such adjustment provisions from the holders of these securities. Also gives effect to gifts which were reported on Form 4 filed on June 18, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: BEELINE HOLDINGS, INC.
Address of issuer's principal executive offices: 188 VALLEY STREET, SUITE 225, PROVIDENCE, Rhode Island (RI), 02909

## Item 2. Identity and Background
Name of person filing: Nicholas Reyland Liuzza Jr.
Residence or business address: 188 Valley Street, Suite 225, Providence, RI 02909
Present principal occupation or employment: Mr. Liuzza is the Chief Executive Officer and a director of Beeline Holdings, Inc. [Nasdaq: BLNE].
Criminal convictions in the last five years: During the past five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was the Reporting Person a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the past five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was the Reporting Person a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: This amendment amends the Schedule 13D filed with the Securities and Exchange Commission on March 20, 2025 as amended from time-to-time. This amendment is being filed to update the percentage of outstanding common stock beneficially owned based on the shares of common stock outstanding and underlying derivative securities held by the Reporting Person as of a more recent date and to reflect recent transactions as disclosed in the Statements of Changes in Beneficial Ownership of Securities on Form 4 reported on May 18, 2026 and May 19, 2026 and gifts reported on June 18, 2026. The Reporting Person purchased the 51,525 shares of common stock common reported on the May 19, 2026 Form 4 with personal funds. The shares of common stock underlying the Warrants are subject to price protection adjustment provisions set forth in such securities and may be subject to adjustments based on lower priced sales of common stock or common stock equivalents by the Company or if the Company obtains waivers to such adjustment provisions from the holders of these securities.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person is the Chief Executive Officer and a director of the Issuer. He acquired all of his securities with the purpose of exercising control.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns 8,157,844 shares of the Issuer's common stock. This includes 7,901,035 shares beneficially owned directly, 33,093 shares of common stock owned by Mr. Liuzza's family members which he is thereby deemed to beneficially own and 223,716 shares owned by a family trust over which the Reporting Person exercises dispositive and voting control. The above number of shares amounts to approximately 22.8% of the 32,060,466 outstanding shares of common stock as of June 15, 2026. The percentage beneficially owned is calculated by including all shares beneficially owned as the numerator and dividing that amount by the denominator which is shares of common stock issued and outstanding plus the shares of common stock beneficially owned underlying derivative securities held by the Reporting Person (in this case, Mr. Liuzza's Warrants), even though such underlying shares are not issued and outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of all shares beneficially owned by the Reporting Person.
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D under Item 3 above, the Reporting Person did not engage in any transactions in shares of the Company's common stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: In connection with his investments in the Warrants, the Company entered into Securities Purchase Agreements and Registration Rights Agreements with Mr. Liuzza. The terms of the Securities Purchase Agreements, Warrants, and related Registration Rights Agreements were previously disclosed in the Current Reports on Form 8-K filed on December 3, 2024, March 5, 2025, March 10, 2025, March 26, 2025, April 30, 2025, and June 16, 2025. Copies of these documents were included as exhibits to such Current Reports on Form 8-K.

## Signatures
- Nicholas Reyland Liuzza Jr.: /s/ Nicholas Reyland Liuzza, Jr., Nicholas Reyland Liuzza, Jr., individually (06/18/2026)